

July 14, 2014

Donald D. Charron
Chief Executive Officer
Kimball Electronics, Inc.
1600 Royal Street
Jasper, Indiana 47549

> **Re:** **Kimball Electronics, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed June 20, 2014**
> **File No. 001-36454**

Dear Mr. Charron:

We have reviewed your amended Form 10 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 6, 2014.

Information Statement, Exhibit 99.1

The Spin-Off

Background, page 25

1. We note your response to prior comment 6 that the Parent's Board of Directors consulted with a financial advisor as part of its evaluation of alternatives to the spin-off. Although we understand that the board did not base its decision to conduct the spin-off on the analysis or recommendation of a financial advisor, it appears that the advice of the financial advisor may have been relied upon by the board to eliminate alternatives. In this regard, it appears that you should identify the "financial and other advisors" referenced on page 3.

Reasons for the Spin-Off, page 25

2. In response to prior comment 5 you disclose that as part of the review process, Parent's Board of Directors evaluated different alternatives including potential opportunities for dispositions, acquisitions, business combinations and separations, but ultimately concluded that "in the current economic and business climate" the spin-off would create more value for shareholders. Please describe the economic and business climate

conditions that were considered by the board in favoring the spin-off over the alternative transactions.

Spin-Off of Kimball Electronics from Parent, page 26

3.   Please tell us what consideration you have given to disclosing the identities of the members of the steering committee that was charged with overseeing the separation of the businesses.

Manner of Effecting the Spin-Off, page 27

4.   We note your response to prior comment 7 that Kimball Electronics will be responsible for the fees, costs and expenses incurred prior to the Distribution Date in connection with the spin-off. However, your disclosure does not quantify the costs associated with the contemplated transaction. Please revise.

Business

Customer Concentration, page 43

5.   We note your response to prior comment 12 that the details of the material terms of the agreements with your principal customers are considered confidential. Given the significance of the contracts to your historical operations and the likely impact of any contract expiration at its agreed-upon term, termination provisions appear to be material information. We note that your ability to continue the contractual relationship with these principal customers is a known, material uncertainty that is required to be disclosed by Item 303(a)(3) of Regulation S-K. Please revise. Further, tell us what consideration you have given to filing these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 47

6.   We note your response to prior comment 14 where you indicate that key non-financial metrics that are monitored are generally at the customer or contract level, which would not provide meaningful information to investors. Please revise to disclose meaningful non-financial metrics that support your results of operations. On page 47 you disclose that "….management currently considers the following events, trends, and uncertainties to be most important to understanding our financial condition and operating performance." However you do not quantify any of the trends associated with the disclosed important factors. For example, since you disclose on page 43 that your "continuing success depends upon [y]our ability to replace expiring customers/programs with new customers/programs," disclosure of metrics such as attrition rates and new

customers would appear relevant to your revenue analysis. Further, to the extent that changes in the number of employees is an underlying cause of expense variances, disclosure of the number of employees would likewise appear relevant to your expense analyses.

Security Ownership of Certain Beneficial Owners and Management, page 79

7.   We have considered your response to prior comment 21 but continue to believe that you should disclose the natural persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities.

Notes to Combined Financial Statements

Note 1 Summary of Significant Accounting Policies

Segment Information: page F-8

8.   We note your response to prior comment 23 and have the following additional comments:

- In evaluating the similarity of economic characteristics, you state that your business units, or operating segments, are subject to similar geopolitical and economic risks, albeit with varying degrees of such risk. Please explain how you considered units with significant variations in the level of risks, despite mitigating actions you take, to share similar economic characteristics; and

- Please describe the factors and/or circumstances that you believe contribute to variations in forecasted net sales growth and operating profits percentages, and explain you concluded there were similar economic characteristics among the operating segments. Also, tell us the extent to which, and how, the CODM uses that information to make decisions.

Revenue Recognition: page F-8

9.   We note your response to prior comment 27 and revised disclosure. Your policy indicates that generally, the basic revenue recognition criteria are met at the time of shipment or delivery. Please tell us and revise to disclose how revenue is recognized, and the related conditions, when one of the basic criteria is not met at the time of shipment or delivery.

10.   We note your response to prior comment 28. In your response, you indicated that the reserve for returns and allowances was immaterial as of the end of fiscal 2013, 2012 and 2011. Please quantify the activity in the reserve account for each year and, if material, address each bullet point of prior comment 28.

Note 9 Income Taxes, page F-19

11.   We note your response to prior comment 29 where you indicate that it is most appropriate to present foreign items together on a single line of the rate reconciliation. Please quantify for us each of the separate items for the periods presented and to the extent any item exceeds five percent of the amount computed by multiplying the income before tax by the applicable statutory federal income tax rate, revise to disclose the item separately. In this regard, we note that tax rate differential, tax credits and the effect of exchange rates, although all related to your foreign operations, appear to be dissimilar in nature.

Exhibits

12.   Your response to prior comment 34 indicates that you intend to file a form of the employment agreements with your named executive officers in a subsequent amendment. Please be advised that if you intend to file one agreement because you believe that the agreements are substantially identical, you should also file a schedule setting forth the material details in which the agreements differ from the filed document. See Instruction 2 to Item 601 of Regulation S-K.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, please contact me at (202) 551-3462.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Via Email
        John W. Kahle